PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-114325

MGI PHARMA, INC.

Senior Subordinated Convertible Notes Due 2024

Common Stock Issuable Upon Conversion of the Notes

We issued $348,000,000 of Senior Subordinated Convertible Notes Due 2024 in a private placement in March 2004. This prospectus may be used by the selling securityholders named in this prospectus to resell these notes and up to 8,269,940 shares of our common stock that are issuable upon conversion of the notes at any time prior to their maturity. The notes and the shares of our common stock may be sold from time to time by the selling securityholders at prices determined by the prevailing market price for the securities or in negotiated transactions. We will not receive any of the proceeds from the sale of the securities.

The notes were sold to the initial purchasers at an issue price of $747.62 per note (74.762% of the principal amount at maturity). Interest on the notes at the rate of 1.6821% per year on the principal amount at maturity (equivalent to a rate of 2.25% per year of the issue price) is payable semiannually in arrears in cash on March 2 and September 2 of each year, beginning September 2, 2004 until March 2, 2011. After that date, we will not pay cash interest on the notes prior to maturity. Instead, on March 2, 2024, the maturity date of the notes, a holder will receive $1,000 per note. We have pledged a portfolio of U.S. government securities to secure the first six scheduled interest payments on the notes. Other than this pledge of U.S. government securities, the notes are unsecured senior subordinated obligations and will rank equally with future senior subordinated indebtedness, if any, and will rank junior to our existing and future senior indebtedness.

The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PORTAL Market of the National Association of Securities Dealers, Inc. Our common stock is traded on The NASDAQ National Market under the symbol “MOGN.” On August 26, 2004, the last sale price of our common stock as reported on The NASDAQ National Market was $23.51 per share.

Convertibility of Notes

Holders may convert each $1,000 principal amount at maturity of their notes into 23.7642 shares of our common stock, subject to adjustment, only under the following circumstances (1) if the sale price of our common stock reaches, or (at any time on or prior to March 2, 2019) the trading price of the notes falls below, specified thresholds, (2) if the notes are called for redemption, or (3) if specified corporate transactions or significant distributions to holders of our common stock have occurred. Upon a conversion, we may elect to deliver cash or a combination of cash and common stock in lieu of any common stock deliverable upon conversion.

Purchase of the Notes by MGI PHARMA at the Option of the Holder

Holders may require us to purchase for cash all or a portion of their notes on March 2, 2011 at a price of $747.62 per note, on March 2, 2014 at a price of $799.52 per note and on March 2, 2019 at a price of $894.16 per note, in each case plus accrued cash interest, if any. In addition, if we experience a change in control, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accrued original issue discount for non-tax purposes and accrued cash interest, if any, to the date of purchase.

Redemption of the Notes at Our Option

We may redeem for cash all or a portion of the notes at any time on or after March 2, 2007, at the prices set forth in this prospectus plus accrued and unpaid cash interest, if any, to the redemption date.

Investment in our securities involves a number of risks. See section titled “ Risk Factors” beginning on page 8 to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 27, 2004.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference. As used in this prospectus, the words “our company,” “we,” “us,” “our” or “MGI PHARMA” refer only to MGI PHARMA, INC., unless the context requires otherwise, and do not include any subsidiary.

Special Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements based on our current expectations, assumptions, estimates and projections about ourselves and our industry. Forward-looking statements may be identified by the use of language such as “may,” “will,” “expect,” “anticipate,” “estimate,” “should” or “continue,” and similar language. These forward-looking statements involve risk and uncertainty. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, some of which are described under the heading “Risk Factors” and in our reports to the Securities and Exchange Commission (the “SEC”) incorporated by reference into this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Business of MGI PHARMA

MGI PHARMA is an oncology-focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of cancer patients. Our goal is to become a leader in oncology by focusing on our three core competencies of oncology product acquisition, development and commercialization. As a result, we acquire intellectual property, product rights or products from others after basic research and discovery has been completed. Our current product portfolio consists of three marketed products, including Aloxi™ (palonosetron hydrochloride) injection for the prevention of chemotherapy induced nausea and vomiting (CINV), and three clinical stage drug candidates. We market our products in the United States using our more than 100 person oncology-focused sales organization.

According to the American Cancer Society, there are approximately 1.3 million new cases of cancer diagnosed in the United States each year. Cancer is the second leading cause of death in the United States and is estimated to have resulted in approximately 556,500 deaths in the United States in 2003. The three most common forms of cancer treatment are surgery, radiation therapy, and chemotherapy. In addition to these treatment regimens, cancer patients often need supportive care to prevent or treat the side effects of certain cancer therapies, including nausea and vomiting. Our portfolio primarily consists of products that treat cancer and selected conditions resulting from certain cancer therapies.

Aloxi injection:

Aloxi (palonosetron hydrochloride) injection is a potent, highly selective serotonin subtype 3, or 5-HT3 receptor antagonist differentiated by its strong receptor binding affinity and extended half life for the prevention of CINV. We obtained exclusive U.S. and Canada Aloxi injection license and distribution rights from Helsinn Healthcare SA in April 2001. On July 25, 2003, approval was received from the FDA to market Aloxi injection for the prevention of acute and delayed CINV. We launched Aloxi injection in September 2003 through our existing commercial organization, including 78 oncology sales representatives. Aloxi injection competes in the growing U.S. 5-HT3 receptor antagonist market estimated to be $1.5 billion in 2003. Of this amount, the market for prevention of CINV is estimated to be approximately $900 million.

Other Currently Marketed Products:

Salagen Tablets®:    We market Salagen Tablets (pilocarpine hydrochloride) in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. We also market Salagen Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjögren’s syndrome, an autoimmune disease that damages the body’s moisture-producing glands. Salagen Tablets are marketed outside the United States through our alliances with international pharmaceutical companies. U.S. sales of Salagen Tablets were $26.5 million in 2003.

Hexalen® capsules:    We also market Hexalen (altretamine) capsules, an oral chemotherapy for the treatment of refractory ovarian cancer. Hexalen capsules are approved for the treatment of ovarian cancer in 21 countries including the United States. Sales of Hexalen capsules in the United States were $2.8 million in 2003. We acquired the rights to Hexalen in November 2000 from MedImmune Oncology, Inc., and began direct promotion, or face-to-face sales calls, to oncologists in March 2001.

Kadian®:    In July 2004, we entered into a three year promotion agreement for Kadian®, a sustained release formulation of morphine, with Alpharma, Inc. Under the terms of this promotion agreement, we will market Kadian capsules in the United States to oncology health care professionals for moderate to severe pain associated with cancer. Kadian capsules are currently marketed by Alpharma to other pain specialists in the United States. We will begin promoting Kadian capsules to oncologists in the Fall of 2004.

Clinical Stage Drug Candidates:

Other Aloxi Products:    On November 17, 2003, we and our collaborator Helsinn Healthcare SA announced an expansion of our exclusive United States and Canada license and distribution agreement to include rights for the post operative nausea and vomiting (PONV) application of Aloxi injection and an oral Aloxi formulation. Under the terms of the expanded agreement, we made initial payments to Helsinn aggregating to $22.5 million in the fourth quarter of 2003 and the first quarter of 2004. We expect to make additional payments totaling $25 million over the course of the next several years upon achievement of certain development milestones through the approvals of Aloxi injection for prevention of PONV and an oral Aloxi formulation in the United States. We will also pay royalties and product supply fees based upon net sales. Helsinn will continue to fund and conduct all development of Aloxi products for the new applications and will supply finished product for commercialization.

PONV is a common consequence of anesthetic and surgical procedures. Patients undergoing abdominal, gynecological, ear, nose and throat, cardiovascular, and eye surgery are at the highest risk for PONV. If not prevented, PONV can cause hospital re-admissions and increase healthcare costs for patients who undergo surgery. In the United States, more than 40 million surgical procedures are performed annually, and the incidence of PONV is estimated at 25% to 30%. If approved for the prevention of PONV, Aloxi injection would compete in an approximately $400 million PONV market in the United States. Phase 2 studies of Aloxi injection for prevention of PONV indicated that Aloxi injection was safe and well tolerated. We expect Phase 3 trials to begin around the end of 2004 for use of Aloxi injection in the prevention of PONV and the oral Aloxi formulation for nausea and vomiting.

Irofulven:    Irofulven is a novel anti-cancer product candidate from our proprietary family of compounds called acylfulvenes. Mechanism of action studies indicate that irofulven is rapidly taken up by sensitive tumor cells where it produces inhibition of DNA synthesis and DNA lesions resulting in selective cell death. Irofulven is in a series of clinical trials, including Phase 2 clinical trials designed to evaluate the efficacy of irofulven in particular types of cancer as both a mono and combination therapy. Additional Phase 1 clinical trials designed to evaluate the safety and maximum tolerated dose using different dosing schedules in combination with currently marketed chemotherapies are also being conducted.

We seek to develop irofulven for cancers or sub-populations of certain types of cancers for which we believe irofulven could be most quickly developed and approved for marketing. We are preparing to initiate a Phase 2 combination program for irofulven in hormone refractory prostate cancer (HRPC) patients previously treated with docetaxel. We licensed rights to the entire class of acylfulvene agents, including irofulven, from the Regents of the University of California in 1993.

Strategy

Our goal is to become a leading oncology-focused biopharmaceutical company serving well-defined markets. The key elements of our strategy are to:

•	Capitalize on early launch progress to continue to successfully commercialize Aloxi injection for prevention of CINV. We intend to aggressively market Aloxi injection as an enhanced alternative to currently marketed 5-HT3 antagonists indicated for prevention of CINV.

•	Expand the Aloxi franchise by developing Aloxi injection for prevention of PONV and by developing an oral Aloxi formulation for nausea and vomiting. Phase 3 trials of Aloxi injection for prevention of PONV and of an oral Aloxi formulation are expected to initiate around the end of 2004.

•	Selectively add to our product portfolio through various means, including product acquisition, in-licensing, co-promotion or business combinations. We intend to focus our product acquisition efforts on currently marketed pharmaceutical products or product candidates for which we believe we can effectively add value through our commercial and development capabilities.

•	Advance the irofulven clinical program, including initiation of a Phase 2 HRPC program during the second quarter of 2004.

•	Collaborate with international biopharmaceutical companies outside the United States to develop and commercialize our current products and product candidates when we have international product rights.

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. Our principal executive offices are located at 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437 and our telephone number is (952) 346-4700.

The Offering

Securities offered by the selling securityholders	$348,000,000 aggregate principal amount at maturity of our Senior Subordinated Convertible Notes due 2024 and shares of our common stock issuable upon conversion of the notes.

Maturity	March 2, 2024.

Cash interest

1.6821% per year on the principal amount at maturity (equivalent to a rate of 2.25% per year of the issue price), payable semiannually in arrears in cash on March 2 and September 2 of each year, beginning September 2, 2004 until March 2, 2011.

Security

Approximately $17.6 million of U.S. government securities have been pledged to the trustee under the indenture for the exclusive benefit of the holders of the notes. These pledged securities are expected to be sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments on the notes when due. The notes are not otherwise secured.

Original issue discount

The notes were initially sold at an issue price significantly below the principal amount at maturity of the notes. As a result, the original issue discount, for non-tax purposes, will accrue daily at a rate of 2.25% per year beginning on March 2, 2011, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months.

Conversion rights

If the conditions for conversion are satisfied, for each $1,000 principal amount at maturity of notes surrendered for conversion you will receive 23.7642 shares of our common stock. This is referred to as the conversion rate.

In lieu of delivery of shares of our common stock upon notice of conversion of all or any portion of the notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the average sale price of our common stock for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash if we have not given notice of redemption or (b) the conversion date, in the cause of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. If an event of default (other than a default in a cash payment upon conversion of the notes) has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of the notes (other than cash for fractional shares). A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing price of our common stock on the trading day immediately preceding the conversion date.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount or accrued cash interest. Upon conversion a holder will not receive any cash payment representing any accrued cash interest. Instead, accrued cash interest will be deemed paid upon payment of the conversion price in cash or a combination of cash and common stock.

At any time after June 30, 2004, holders may surrender notes for conversion, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter for any one quarter. If the foregoing condition is satisfied, then the notes will thereafter be convertible at any time at the option of the holder, through maturity. The accreted conversion price per share as of any day will equal the sum of the issue price of the note plus the accrued original issue discount to that day, divided by the then applicable conversion rate.

Holders may surrender notes for conversion during the five business day period after any five consecutive trading day period ending on or prior to March 2, 2019 in which the trading price per note for each day of that five trading day period was less than 98% of the product of the closing sale price of our common stock and the conversion rate on each such day; provided that if on the day prior to any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than the accreted conversion price but less than or equal to 120% of the conversion price, then holders will receive upon conversion, in lieu of shares of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock at our option with a value equal to the accreted principal amount of the notes plus accrued and unpaid cash interest and liquidated damages, if any, as of the conversion date.

Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes — Conversion Rights.”

Redemption of notes at our option

We may redeem for cash all or a portion of the notes at any time on or after March 2, 2007, at the prices set forth in this prospectus plus accrued and unpaid cash interest, if any, to the redemption date. See “Description of Notes — Redemption of Notes at Our Option.”

Purchase of the notes by MGI PHARMA at the option of the holder	Holders may require us to purchase all or a portion of their notes on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

•	on March 2, 2011 at a price of $747.62 per note;

•	on March 2, 2014 at a price of $799.52 per note; and

•	on March 2, 2019 at a price of $894.16 per note.

We may only pay the purchase price in cash and not in common stock.

Change in control

Upon a change in control of our company, the holders may require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price and accrued original issue discount plus accrued cash interest and liquidated damages, if any, to the date of purchase.

Ranking	The notes:

•	are our general senior subordinated unsecured obligations (except as set forth in “Description of Notes — Security”);

•	will be subordinated in right of payment to all of our existing and future senior indebtedness (except as set forth in “Description of Notes — Security”); and

•	will be structurally subordinated to any future indebtedness and liabilities of our subsidiaries.

As of June 30, 2004, we had no senior indebtedness outstanding. Because the notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of or payment default on senior indebtedness, holders of the notes will not receive any payment until holders of senior indebtedness have been paid in full.

Use of proceeds	We will not receive any proceeds from the sale of the notes, or the shares of common stock issuable upon conversion of the notes, by the selling securityholders.

Guarantees	None.

Sinking fund	None.

DTC eligibility

The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. Global notes were deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. Beneficial interests in global notes are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Global Notes; Book Entry; Form.”

Trading	The notes are eligible for trading in the PORTAL market. However, we can give no assurance as to the liquidity of or trading market for the notes.

NASDAQ symbol for our common stock	Our common stock is listed on the NASDAQ National Market under the symbol “MOGN.”

Risk factors	See “Risk Factors” beginning on page 8 of this prospectus and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

RISK FACTORS

An investment in the notes involves significant risks. In addition to reviewing other information in this prospectus and in the documents incorporated by reference into this prospectus, you should carefully consider the following factors before deciding to purchase the notes. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

Risks Related to Our Business

Sales of Aloxi injection account for a significant and growing portion of our product revenues. Our business is dependent on the commercial success of Aloxi injection. If any factor adversely affects sales of Aloxi injection, we may be unable to continue our operations as planned.

Aloxi injection sales represented 77 and 24 percent of our total product sales and 74 and 20 percent of our total revenue for the six months ended June 30, 2004 and year ended December 31, 2003, respectively. Any factor adversely affecting sales of Aloxi injection could cause our product revenues to decrease and our stock price to decline significantly.

The success of our business is dependent on the continued successful commercialization of Aloxi injection. Aloxi injection is relatively new to the market and its long-term acceptance by the oncology community will depend largely on our ability to demonstrate the efficacy and safety of Aloxi injection as an alternative to other therapies. We cannot be certain that Aloxi injection will provide benefits considered adequate by providers of oncology services or that enough providers will use the product to ensure its continued commercial success.

The FDA subjects an approved product and its manufacturer to continual regulatory review. After approval and use in an increasing number of patients, the discovery of previously unknown problems, such as unacceptable toxicities or side effects, with a product may result in restrictions or sanctions on the product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market.

We must continually submit any labeling, advertising and promotional material to the FDA for review. There is risk that the FDA will prohibit use of the marketing material in the form we desire. Unfavorable outcomes resulting from factors such as those identified above could limit sales of Aloxi injection or cause sales of Aloxi injection to decline. In those circumstances, our stock price would decline and we may have to find additional sources of funding or scale back or cease operations.

We have a history of net losses. If we do not have net income in the future, we may be unable to continue our operations.

We have a very limited history of profitability. We expect to incur significant expenses over the next several years as we devote substantial resources to 1) support of the development efforts of Aloxi products through milestone payments to Helsinn, 2) the continued development of other product candidates, including irofulven, and 3) continued commercialization of Aloxi injection and our other marketed products. Therefore, we may not reliably generate net income unless we are able to increase sales of Aloxi injection or other products compared to our current sales, and we may be unable to fund development of our product candidates or to continue our business operations as planned.

Sales of Salagen Tablets have accounted for a significant portion of our product revenues. If any factor adversely impacts sales of Salagen Tablets, our product revenues will decrease.

Prior to the launch of Aloxi injection in September of 2003, we derived the majority of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 21 and 67 percent of our total product sales and 20 and 54 percent of our total revenue for the six months ended June 30, 2004 and year ended December 31, 2003, respectively. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia, or severe dry mouth, in head and neck cancer patients expired. Our orphan status for Salagen as a treatment of symptoms associated with Sjögren’s syndrome expires in February 2005. Because Salagen Tablets do not have patent protection, competing generic products may enter these markets. In addition, we are aware of two currently marketed products that compete in the same or similar markets as Salagen Tablets. If sales of Salagen Tablets decline as a result of competition, or for any other reason, our revenues will decrease and our stock price could decline.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

•	the acceptance of, and demand for, Aloxi injection;

•	changing demand for our other current products, particularly Salagen Tablets;

•	third parties introducing competing products;

•	the pace and breadth of our development programs;

•	expenditures we incur to acquire, license, develop or promote additional products;

•	availability of product supply from third-party manufacturers;

•	changes in sales and marketing expenditures; and

•	the timing of licensing and royalty revenues.

For the six months ended June 30, 2004, we had net income of $5.4 million, compared to a net loss of $13.6 million for the six months ended June 30, 2003. For year ended December 31, 2003, we had a net loss of $61.9 million, compared to a net loss of $36.1 million for the year ended December 31, 2002. Variations in the timing of our future revenue and expense could cause significant fluctuations in our operating results from period to period and may result in unanticipated earnings shortfalls or losses.

Clinical trials are complex and unpredictable and may be difficult to complete or produce unexpected results that could delay or prevent our ability to commercialize our product candidates.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we, or Helsinn Healthcare SA in the case of the Aloxi products, must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We depend on collaboration with Helsinn Healthcare SA, medical institutions and laboratories to conduct our clinical and preclinical testing in compliance with good clinical and laboratory practices as required by the FDA. We, or Helsinn Healthcare SA, may depend on contract research organizations to manage a substantial portion of the medical institutions utilized to conduct clinical testing. The results from preclinical animal studies and human clinical trials may not be predictive of the results that will be obtained in large-scale testing. Some of the results reported from phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. If we, or Helsinn Healthcare SA, fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would not provide regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials could interrupt, limit, delay or abort the development of a product. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of clinical protocol requirements;

•	the diversion of patients to other trials or marketed therapies;

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned. Any failure to meet expectations related to our product candidates could adversely affect our stock price.

Since our product candidates such as irofulven may have many potential applications and we have limited resources, our focus on a particular area may result in our failure to capitalize on more profitable areas and may not result in viable products.

We have limited financial and product development resources. This requires us to focus on product candidates in specific areas and forego opportunities with regard to other product candidates or applications. For example, our significant product candidate, irofulven, is in clinical and preclinical trials for a number of applications. We expect that a substantial portion of our product development efforts over the next several years will be devoted to further development of irofulven, including its application to the treatment of cancers or sub-populations of certain types of cancers with limited therapeutic options such as refractory cancers, for which we believe irofulven could most quickly be developed and approved for marketing. We are also investigating the efficacy of irofulven in combination with other cancer therapies. While some of these studies have indicated some effectiveness in relation to the target medical conditions, additional clinical trials must be conducted before product registration may be requested.

If we fail to identify, develop and successfully commercialize applications for irofulven, we may not achieve expectations of our future performance and our stock price may decline. For example, in April 2002 we stopped enrollment in our phase 3 trial of irofulven in advanced-stage, gemcitabine-refractory pancreatic cancer patients and our stock price declined significantly. In addition, we may focus our development of irofulven on a particular application that may result in our failure to capitalize on another application or another product candidate. Our decisions impacting resource allocation may not lead to the development of viable commercial products and may divert resources away from more profitable market opportunities.

Our customer base is highly concentrated. Bankruptcy of any of our customers would adversely affect our financial condition and fluctuations in their purchases of our products would cause volatility in our results of operations.

Our principal customers, specialty distributors and wholesalers, comprise a significant part of the distribution network for oncology injectibles and pharmaceutical products in the United States. If any of these customers becomes insolvent or disputes payment of the amount it owes us, it would adversely affect results of operations and our financial condition. Further, fluctuations in customer buying patterns and the inventory levels of distributors could cause volatility in our results of operations and could materially adversely impact our results of operations.

We depend on a single supplier to provide us with the finished drug product for Aloxi injection and a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If either supplier terminates its relationship with us, or is unable to fill our demand for the ingredients or products, we may be unable to sell those products.

We rely on Helsinn Birex Pharmaceuticals Ltd. as our sole and exclusive supplier of the Aloxi injection finished drug product. In addition, we rely on the Fine Chemicals Division of Merck KgaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active ingredient in Salagen Tablets. The refined raw material for Salagen Tablets is a semi-synthetic salt of an extract from plants grown and processed exclusively on plantations in South America. To our knowledge, there is currently no other producer of oral-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Helsinn Birex Pharmaceuticals Ltd. or Merck KgaA terminates, or Helsinn Birex Pharmaceuticals Ltd. or Merck KgaA is unable to meet our needs for any reason, we will need to find an alternative source of the active ingredients and products supplied by those companies. If we are unable to identify an alternative source, we may be unable to continue offering Aloxi injection or producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of Aloxi injection finished drug product or pilocarpine hydrochloride from an alternative source, any disruption in supply could have a material adverse effect on our ability to meet customer demand for Aloxi injection or Salagen Tablets for commercial sale, which could cause our product revenues to decrease and our stock price to decline.

If our third-party manufacturer of Aloxi injection or Salagen Tablets or any of our other products ceases operations or fails to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We do not have manufacturing facilities and we rely on Helsinn Birex Pharmaceuticals Ltd. for the production of Aloxi injection, Patheon Inc. for the production of Salagen Tablets, and other third-party manufacturers for our other products. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. Our dependence on third parties for the manufacture of our products may adversely affect our ability to develop and deliver such products.

The manufacture of our products is, and will be, subject to current “good manufacturing practices” regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturers of Aloxi injection and Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Aloxi injection, Salagen Tablets, or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Even after approval is obtained, the FDA may withdraw approval if previously unknown problems are discovered. Further, if we, our corporate collaborators or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory or manufacturing process, the FDA may impose sanctions, including:

•	marketing or manufacturing delays;

•	warning letters;

•	fines;

•	product recalls or seizures;

•	injunctions;

•	refusal of the FDA to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecutions.

Our business strategy depends on our ability to identify, acquire, license and develop product candidates and identify, acquire or license approved products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to obtain, develop and successfully commercialize additional products, we may not achieve expectations of our future performance and our stock price could decline. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

We may need to obtain additional capital to grow our business and complete our product portfolio development and expansion plans. Issuance of new securities may dilute the interests of our shareholders and constrain our operating flexibility.

We may need to raise additional funds for various reasons including the following:

•	to expand our portfolio of marketed products and product candidates;

•	to develop products we have acquired or may license;

•	to develop irofulven and other acylfulvene analogs;

•	to obtain necessary working capital; and

•	to fund operating losses.

Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs. We may seek additional funding through public and private financing, including equity and debt financing or enter into collaborative arrangements. Any sale of additional convertible debt securities or equity securities may result in additional dilution to our shareholders and any debt financing may require us to pledge our assets and enter into restrictive covenants. Entry into collaborative arrangements may require us to give up rights to some of our products or to some potential markets or to enter into licensing arrangements on unfavorable terms.

If we are unable to maintain relationships with third-party collaborators or enter into new relationships, we may not be able to develop any of our product candidates or commercialize our products in a timely manner, if at all.

Our continued success will depend in large part upon the efforts of third parties. For the research, development, manufacture and commercialization of our products, we currently have, and will likely continue to enter into, various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

•	we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

•	any arrangements with third-parties will not be successful;

•	third-party collaborators will not fulfill their obligations to us under any arrangements entered into with them;

•	strategic collaborators, including Helsinn Healthcare SA, will terminate their relationship with us; or

•	current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products.

Our third-party collaborators include public research institutions, research organizations, teaching and research hospitals, community-based clinics, testing laboratories, contract product formulation organizations, contract packaging and distribution companies, manufacturers, suppliers and license collaborators. We consider our arrangements with Helsinn Healthcare SA, Patheon Inc., and Merck KgaA to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the products or product candidates or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. If we are unable to enter into new or alternative arrangements to continue research and development activities, or are unable to continue these activities on our own, we may have to terminate the development program. As a consequence, we may experience a loss of future commercial product potential and a decline in our stock price.

We have licensed the right to promote, sell and distribute Aloxi products in the United States and Canada from a third party. We are particularly dependent on that third party for our ability to commercialize Aloxi products.

We have entered a license agreement with Helsinn Healthcare SA under which we have acquired a license to sell and distribute Aloxi products in the United States and Canada through December 31, 2015. Furthermore, under the terms of our license, we are required to purchase all of our Aloxi products from Helsinn Healthcare SA. The license agreement may be terminated for specified reasons, including if the other party is in substantial or persistent breach of the agreement, if we have experienced a change of control and the acquiring entity has competing products or our marketing and sales related commitments to the licensor are not maintained by the acquiring entity, or if either party has declared bankruptcy. Although we are not currently in breach of the license, and we believe that Helsinn Healthcare SA is not currently in breach of the license, there is a risk that either party could breach the license in the future. In addition, if we were to breach the supply agreement with Helsinn Birex Pharmaceutical Ltd. contemplated by the license, Helsinn Healthcare SA would be permitted to terminate the license.

If the license agreement were terminated, we would lose all of our rights to sell and distribute Aloxi products, as well as all of the related intellectual property and all regulatory approvals. In addition, Helsinn Healthcare SA holds the rights to palonosetron (the active ingredient in Aloxi products) through an agreement with Syntex (U.S.A.) Inc. and F. Hoffmann-La Roche AG. We cannot be certain of the actions that these parties will take, and there is a risk that these third parties will end their relationship, which would leave us without rights to the pharmaceutical preparations, products and know-how required to produce Aloxi products. As a consequence of such a termination, we would lose all of our rights to sell and distribute Aloxi products, which would harm our business and could cause our stock price to decline significantly.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

With respect to products in which we own rights outside the United States, our strategy for commercialization of such products in markets outside the United States is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the development and commercialization of our products and product candidates in markets outside the United States. Our continued relationships with strategic collaborators are dependent in part on the successful achievement of development milestones. If we or our collaborators do not achieve these milestones, or we are unable to enter into agreements with our collaborators to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

We recognize licensing revenue from our marketing collaborators as a portion of our total revenue. Future licensing revenues from these collaborators will likely fluctuate from quarter-to-quarter and year-to-year depending on:

•	the achievement of milestones by us or our collaborators;

•	the amount of product sales and royalty-generating activities;

•	the timing of initiating additional licensing relationships; and

•	our continuing obligation related to license payments.

If we fail to compete successfully with our competitors, our product revenues could decrease and our stock price could decline.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, Aloxi injection competes with three other products from the 5-HT3 receptor antagonist class of compounds, as well as products from other chemical classes that are also used for the prevention of chemotherapy-induced nausea and vomiting. These products are marketed by GlaxoSmithKline, Roche and Aventis, large multinational competitors. If Aloxi injection does not compete successfully with existing products on the market, our stock price could decline significantly. Additionally, MedImmune, Inc. and Daichi Pharmaceutical have drugs that are approved for sale and compete in the same markets as Salagen Tablets.

Other pharmaceutical companies are developing products, which, if approved by the FDA, will compete directly with Aloxi injection or Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Aloxi injection or Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms that Aloxi injection or Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, then our product revenue could decrease and our stock price could decline.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our product development, marketing and commercialization plans could be harmed.

We are highly dependent on the members of our scientific, commercial and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific, commercial and management staff, we will need to hire additional qualified personnel for us to pursue our product acquisition, development, marketing and commercialization plans.

We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product acquisition, development, marketing and commercialization plans will suffer and our stock price could decline.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological advances with their products or obtain FDA approval before we are able to obtain such approval, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

Risks Related to Our Industry

If we do not receive regulatory approvals for our product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The product development and approval process can take many years and require the expenditure of substantial resources. There is risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. We may encounter delays or denials in regulatory approvals due to changes in FDA policy during the period of development, or changes in the requirements for regulatory review of each submitted new drug application, or NDA.

There is also risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of any of our product candidates, including irofulven or Aloxi products, or that, if permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities.

Except for those products already approved, none of our product candidates are currently being tested in phase 3 or registration clinical trials. We cannot apply for a regulatory approval to market a product candidate until we successfully complete phase 3 or registration clinical trials for that product.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively.

The FDA awarded us orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia, or severe dry mouth, induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjögren’s syndrome. An orphan drug designation entitles us to marketing exclusivity of the protected drug for the stated condition for a period of seven years. Our orphan drug protection for Salagen Tablets expired in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and will expire in 2005 for the Sjögren’s syndrome indication. Upon expiration of any of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive United States and Canada license on patents covering Aloxi injection proprietary rights. In addition, we hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights, including irofulven. The license applicable to these technologies is subject to certain statutory rights held by the U.S. government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98. Protection of these rights and creation of additional rights involve joint responsibilities between us and the respective license party.

Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or methods used in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our corporate collaborators may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborators, employees and consultants. There is a risk that:

•	these confidentiality agreements will be breached;

•	we will not have adequate remedies for any breach of these agreements;

•	our trade secrets will otherwise become known; or

•	our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in the price of our stock.

If the use of one of our products harms people, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $30 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and the price of our stock.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and the price of our stock.

We could become the subject of legal proceedings or investigations that could result in substantial fines, penalties, injunctive or administrative penalties and criminal charges, which would increase our expenses and redirect management’s attention away from business operations.

Our business operations are subject to a wide range of laws and regulations. Other pharmaceutical companies have been the subjects of legal proceedings or investigations related to pricing, marketing, promotional and clinical trial practices. If we become the subject of legal proceedings or investigations, our expenses would increase and commercialization of our products could be adversely affected. Further, management’s attention would be diverted from our business operations.

If we issue a product recall, we may not sell as much of our products in the future and we may incur significant expenses.

The FDA or other government agencies having regulatory authority for product sales may request product recalls or we may issue product recalls. These product recalls may occur due to manufacturing issues, safety concerns or other reasons. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause the price of our stock to decline.

If we or patients using our products are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our product sales and price of our stock could decline.

There is uncertainty about the reimbursement status of healthcare products. Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations and third-party payors are increasingly challenging the pricing of medical products and services.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 together with rulemaking by the Centers for Medicare and Medicaid Services (CMS) require a number of changes in Medicare practices, including reimbursement. The changes made to date are not expected to have an adverse effect on our operations, sales or the price of our stock, but we cannot predict the impact, if any, of future reimbursement changes.

Salagen Tablets generally have been eligible for reimbursement from third-party payors and we have applied for, or in certain cases already received confirmation of, reimbursement eligibility for Aloxi injection. Third-party reimbursement is important to the commercialization of Aloxi products. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our product and license revenues would be materially and adversely affected and our stock price could decline.

In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing national healthcare systems. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. These proposals, if enacted, could have a material adverse effect on our product and license revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third-party contractors, involve hazardous materials that could expose us to liability if environmental damage occurs.

Our operations, and the operations of our third-party contractors involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, third parties may hold us liable for any resulting damages, which may exceed our financial resources and may have a material adverse effect on our ability to fund our operations.

Risks Related to The Notes and Our Common Stock

Our stock price is volatile, which may result in significant losses to shareholders and holders of the notes.

The market price for the notes will be significantly impacted by the price of our common stock, which has historically been volatile. There has been significant volatility in the market prices of pharmaceutical and biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock, and some of these factors are beyond our control. These factors include:

•	fluctuations in our operating results;

•	announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

•	published reports by securities analysts;

•	positive or negative progress with our clinical trials;

•	governmental regulation, including healthcare reimbursement policies;

•	developments in patent or other proprietary rights;

•	developments in our relationship with collaborators and suppliers, and announcements of new strategic collaborations;

•	public concern as to the safety and efficacy of our products; and

•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $2.34 to $34.49 per share during the two-year period ended June 30, 2004. Broad market fluctuations may also adversely affect the market price of our common stock.

In the past, following large falls in the price of a company’s shares, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could harm our business. Any adverse determination in litigation could subject us to significant liabilities.

We have outstanding options that have the potential to dilute shareholder value and cause our stock value to decline.

We routinely grant stock options to our employees and other individuals. At June 30, 2004, we had options outstanding at option prices ranging from $1.81 to $33.22 for 8,388,358 shares of our common stock that have been registered for resale. If some or all of such shares are registered and sold into the public market over a short time period, the value of our stock is likely to decline, as the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

The notes are subordinated and we may incur additional debt.

The notes are subordinated in right of payment to all of our senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture governing the notes and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. In addition, payments on the notes will be blocked in the event of a payment default on certain senior indebtedness and may be blocked for up to 179 of 365 consecutive days in the event of certain nonpayment defaults on such debt. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are exclusively obligations of MGI PHARMA, are not guaranteed by any subsidiaries and will not be guaranteed by any of our future subsidiaries. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. Our right to receive assets of any such subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) are effectively subordinated to the claims of such subsidiaries’ creditors (including trade creditors), except to the extent that we are reorganized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

The indenture does not prohibit or limit us and does not limit any of our subsidiaries from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of June 30, 2004, we do not have senior indebtedness outstanding, and have no senior subordinated indebtedness other than the notes, and our subsidiaries have no indebtedness outstanding. We anticipate that from time to time we and our subsidiaries will incur additional senior indebtedness and other additional liabilities.

There is no public market for the notes, which could limit their market price or the ability to sell them for their inherent value.

We cannot provide any assurances that a market will be available for the notes or that holders of the notes will be able to sell their notes. If there is an available market, future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused substantial fluctuations in the prices of the securities. Accordingly, holders of the notes may be required to bear the financial risk of an investment in the notes for an indefinite period of time. In addition, any market-making activity, will be subject to the limitations imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934, and may be limited during the effectiveness of a registration statement relating to the notes.

We have the right, pursuant to the registration rights agreement with the initial purchasers, to suspend the use of the shelf registration statement in certain circumstances. In the event of such a suspension, holders of the notes would not be able to sell the notes or associated common stock under the registration statement.

Our convertible notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, the granting of security to other creditors, the movement of assets to subsidiaries which incur debt or the issuance or repurchase of securities by us or any of our subsidiaries.

We may not have the ability to purchase notes at the option of the holders or upon a change in control or to raise the funds necessary to finance the purchases.

On March 2, 2011, March 2, 2014 and March 2, 2019, holders of the notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes or would otherwise be prohibited under future debt instruments from making such payments in cash. We may only pay the purchase price in cash and not in shares of our common stock.

In addition, upon the occurrence of certain specific kinds of change in control events, holders may require us to purchase for cash all or any portion of their notes. However, it is possible that, upon a change in control, we may not have sufficient funds at that time to make the required purchase of notes, and we may be unable to raise the funds necessary.

The terms of future indebtedness we incur may restrict our ability to fund the purchase of notes upon a change in control or if we are otherwise required to purchase notes at the option of the holder. If such restrictions exist, we would have to seek the consent of the lenders or repay those borrowings. If we were unable to obtain the necessary consent or unable to repay those borrowings, we would be unable to purchase the notes and, as a result, would be in default under the notes.

Holders of the notes could receive less than the value of the shares of common stock into which the notes are convertible as a result of the conditional conversion feature of the notes.

The notes are convertible into shares of common stock only if specified conditions are met. If the specified conditions for conversion are not met, holders of the notes will not be able to convert the notes, and may not be able to receive the value of the shares of common stock into which the notes would otherwise be convertible.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

•	advance notice requirements for shareholder proposals and nominations; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or poison pill, which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

The notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be adversely affected.

Holders of the notes should consider the United States federal income tax consequences of owning the notes.

The notes are subject to U.S. Treasury regulations governing debt instruments with original issue discount. Under these original issue discount regulations, whether or not holders receive interest in any period, they will be required to include amounts in income and to accrue interest on a constant yield to maturity basis at a rate equal to the discount rate that, when used in computing the present value of all scheduled principal and interest payments, equals the issue price of the notes. To understand how this may affect them, holders of the notes should seek advice from their own tax advisors prior to purchasing these notes. Please read “Material United States Federal Income Tax Considerations” in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Ratio of Earnings to Fixed Charges	38.15	—	—	—	—	—	3.06
Deficiency of Earnings Available to Cover Fixed Charges	$—	$(9,903)	$(34,825)	$(36,064)	$(61,908)	$(13,600)	—

For purposes of computing these ratios, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges represent interest expense plus the interest factor in rental expenses.

There were insufficient earnings available to cover fixed charges for years 2000 through 2003, and for the six months ended June 30, 2003. As a result, the ratio of earnings to fixed charges was less than 1.0 for these periods. The deficiencies of earnings to fixed charges for these periods are indicated in the table above.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes, or the shares of common stock issuable upon conversion of the notes, that are offered in this prospectus.

DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of March 2, 2004, between MGI PHARMA, INC., as issuer, and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The pledge agreement described under “— Security” below sets forth the terms of the pledge that secures the payment of the first six scheduled interest payments on the notes when due. As used in this prospectus, the words “our company,” “we,” “us,” “our” or “MGI PHARMA” refer only to MGI PHARMA, INC., unless the context requires otherwise, and do not include any subsidiary.

We have summarized the material provisions of the notes below. The following description is not complete and you should read the indenture for provisions that may be important to you. You can obtain a copy of the indenture by following the directions under the caption “Where You Can Find More Information” or by requesting copies from the company at its executive offices, 5775 West Old Shakopee Road, Suite 100, Bloomington, MN 55437, Attention: Eric Loukas.

General

The notes are limited to $348,000,000 aggregate principal amount at maturity. The notes will mature on March 2, 2024. The principal amount at maturity of each note is $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the city of New York.

The notes bear cash interest at the rate of 1.6821% per year on the principal amount at maturity (equivalent to a rate of 2.25% per year of the issue price) from the issue date, or from the most recent date to which interest has been paid or provided for, until March 2, 2011. During such period, cash interest is payable semiannually in arrears on March 2 and September 2 of each year, beginning on September 2, 2004, to holders of record at the close of business on the February 15 or August 15 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Cash interest is calculated using a 360-day year comprised of twelve 30-day months. Any payment required to be made on any day that is not a business day will be made on the next succeeding business day, without any additional interest. A “business day” is any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close.

The notes were initially sold at a substantial discount from their principal amount at maturity. The notes were issued at an issue price of $747.62 per $1,000 principal at maturity. Beginning March 2, 2011, for non-tax purposes the notes will accrue original issue discount daily while they remain outstanding at a rate of 2.25% per year. The accreted principal amount of a note as of a date equals the sum of the issue price of the note and the accrued original issue discount as of that date. Original issue discount for non-tax purposes is the difference between the issue price and the principal amount at maturity of a note. The calculation of the accrual of such original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The term “original issue discount,” as used in this section, means original issue discount for non-tax purposes. For a discussion of tax consequences related to ownership of the notes, see “Material United States Federal Income Tax Considerations.”

Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar are initially the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of MGI PHARMA except to the limited extent described under “— Conversion Rights — Conversion Upon Occurrence of Certain Corporate Transactions,” “— Change in Control Permits Holder to Require Us to Purchase Notes” and “— Consolidation, Merger or Sale of Assets.”

Ranking of the Notes

The notes, except to the extent described under “— Security” below, are our unsecured, senior subordinated obligations and, except to the extent described under “— Security” below, rank junior in right of payment to all of our senior indebtedness, as more fully described under “— Subordination of Notes” below. The notes rank equally in right of payment to all of our other senior subordinated indebtedness, if any. The notes effectively rank junior to our existing and future secured indebtedness to the extent of the assets securing such indebtedness.

In addition, we may in the future conduct a significant portion of our business operations through subsidiaries. In such event, the notes would effectively rank junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. See “Risk Factors — Risks Related to the Notes and Our Common Stock — The notes are subordinated and we may incur additional debt”. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available to do so, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by any subsidiaries may be subject to statutory, contractual or other restrictions and dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

As of June 30, 2004, we have no senior indebtedness outstanding, and we have no senior subordinated indebtedness other than the notes. Except to the extent described under “— Security” below, payments on the notes are subordinated in right of payment to the payment of our senior indebtedness.

Subordination of Notes

The payment of principal of and interest (including liquidated damages, if any) on the notes are subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities, of our subsidiaries.

In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to MGI PHARMA or to its assets, or any liquidation, dissolution or other winding-up of MGI PHARMA, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of MGI PHARMA, except in connection with the consolidation or merger of MGI PHARMA or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under “— Consolidation, Mergers and Sales of Assets” below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than (a) payments contemplated under “— Security” below and (b) payments or distributions in the form of Permitted Junior Securities, whether on account of principal of or interest, including liquidated damages, if any, on the notes). Any payment or distribution of assets of MGI PHARMA of any kind or character, whether in cash, property or securities (other than (x) payments contemplated under “— Security” below and (y) payments or distributions in the form of Permitted Junior Securities) by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

No payment or distribution of any assets of MGI PHARMA of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “— Security” below and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of MGI PHARMA on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any Payment Default and after receipt by the trustee of written notice from the representative of the holders of the Designated Senior Indebtedness in respect of which such Payment Default exists until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or the senior indebtedness giving rise to such Payment Default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).

No payment or distribution of any assets of MGI PHARMA of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “— Security” below and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of MGI PHARMA on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes during a Payment Blockage Period arising as a result of a Non-Payment Default.

A “Payment Blockage Period” will commence upon the date of receipt by the trustee of written notice from the representative of the holders of Designated Senior Indebtedness in respect of which a Non-Payment Default exists and shall end on the earliest of:

•	179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

•	the date on which such Non-Payment Default is cured, waived or ceases to exist;

•	the date on which such Designated Senior Indebtedness is discharged or paid in full; or

•	the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or MGI PHARMA from the representative initiating such Payment Blockage Period;

after which MGI PHARMA will resume making any and all required payments in respect of the notes, including any missed payments and additional interest. No more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of senior indebtedness.

By reason of these subordination provisions, in the event of liquidation, receivership, reorganization or insolvency of MGI PHARMA, holders of the notes may recover less, ratably, than holders of senior indebtedness.

“Designated Senior Indebtedness” means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be “Designated Senior Indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of senior indebtedness to exercise the rights of Designated Senior Indebtedness).

“indebtedness” means, with respect to any person, without duplication:

•	all obligations and other liabilities, contingent or otherwise, of such person for borrowed money (including overdrafts) to the extent such obligations and other liabilities would appear as a liability upon the consolidated balance sheet of such a person in accordance with generally accepted accounting principles or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by credit or loan agreements, notes, bonds, debentures or other similar instruments;

•	all obligations and other liabilities, contingent or otherwise, of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities, contingent or otherwise, in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the consolidated balance sheet of the person;

•	all net obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap, floor or collar agreements, hedge agreements, forward contracts or similar instruments or agreements or foreign currency hedge, exchange or purchase or similar instruments or agreements;

•	the present value of the obligations of such person as lessee for net rental payments (excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments) during the remaining term of the lease included in any sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended (this present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles);

•

all indebtedness referred to in (but not excluded from) the preceding clauses of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

•	all direct or indirect guarantees or similar arrangements by such person of indebtedness referred to in this definition of any other person; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in the clauses above.

“Non-Payment Default” means any event of default with respect to any Designated Senior Indebtedness other than any Payment Default that has occurred and is continuing pursuant to which the maturity thereof may be accelerated.

A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal, or premium, if any, or interest on any Designated Senior Indebtedness that has occurred and is continuing beyond any applicable grace period.

“senior indebtedness” means any indebtedness of MGI PHARMA, unless by the terms of the instrument creating or evidencing such indebtedness, such indebtedness is expressly designated equal or junior in right of payment to the notes; provided that “senior indebtedness” shall not include:

•	indebtedness evidenced by the notes; and

•	indebtedness of MGI PHARMA to any direct or indirect majority-owned subsidiary of MGI PHARMA, other than indebtedness arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not such a subsidiary.

Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be structurally subordinated to the claims of that subsidiary’s creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by any such subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

Security

We have purchased and pledged to the trustee as security for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities in such amount as will be sufficient, upon receipt of scheduled interest and principal payments of such U.S. government securities, to provide for payment in full of the first six scheduled interest payments (up to and including the interest payment due on March 2, 2007), but not liquidated damages, on the notes when due. We used approximately $17.6 million of the net proceeds from the offering of the notes to the initial purchasers to acquire such U.S. government securities.

The U.S. government securities pledged by us to the trustee for the exclusive benefit of the holders of the notes are held by the trustee in a pledge account. Immediately prior to each of the first six scheduled interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay the interest then due on the notes if we have not made other provision for payment of such interest. A failure to pay interest on the notes when due for any of the first six scheduled interest payment dates will constitute an event of default under the indenture governing the notes, with no grace period.

The pledged U.S. government securities and the pledge account also secure the repayment of the principal amount and liquidated damages, if any, on the notes only to the extent provided in the following circumstance. If prior to March 2, 2007:

•	an event of default under the notes occurs and is continuing; and

•	the trustee or the holders of 25% in aggregate principal amount of the notes outstanding accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of noteholders or otherwise), except that upon the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, the notes will be accelerated automatically;

then the proceeds from the pledged U.S. government securities will be promptly released for payment to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, the balance of the proceeds of the pledge account, to repayment of a portion of the principal amount of the notes and liquidated damages, if any, due on the notes.

However, if any event of default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes and liquidated damages, if any, due on the notes.

In addition, noteholders would have an unsecured senior subordinated claim against us for the remainder of the principal amount of their notes and liquidated damages, if any.

Once we make the first six scheduled interest payments on the notes, or at such earlier time when all of the notes have been redeemed, repurchased or converted, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account.

Conversion Rights

A holder may convert a note in integral multiples of $1,000 principal amount at maturity into common stock only if the conditions for conversion described below are satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. Upon a conversion, we will have the right to deliver cash or a combination of cash or common stock, as described below.

For each $1,000 principal amount at maturity of notes surrendered for conversion, a holder will receive 23.7642 shares of our common stock, which we refer to as the conversion rate. The conversion rate may be adjusted upon the occurrence of the events described below. In lieu of delivery of shares of our common stock upon notice of conversion of all or any portion of the notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the average sale price of our common stock for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of the notes (other than cash for fractional shares). As used in this Description of Notes, all references to our common stock are to our common stock, $.01 par value (see “Description of Capital Stock”).

The ability to surrender notes for conversion will expire at the close of business on March 2, 2024.

To convert a note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note except as described in the next paragraph, a holder will not receive any cash payment representing any accrued cash interest. Our delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, or cash or a combination of cash and common stock in lieu thereof, will be deemed to satisfy our obligation to pay the principal amount at maturity of the note and to satisfy our obligation to pay accrued and unpaid cash interest attributable to the period from the most recent interest payment date through the conversion date.

As a result, accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption, in which case no such payment will be required.

The conversion rate will not be adjusted for accrued original issue discount or accrued cash interest. For a discussion of the tax treatment of a holder receiving cash and shares of our common stock (or any cash in lieu thereof), upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”

We will adjust the conversion rate for:

(1)   dividends or distributions on our common stock payable in our common stock or other capital stock of our company;

(2)   subdivisions, combinations or certain reclassifications of our common stock;

(3)   distributions to all holders of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of such distribution at less than the closing price of our common stock at that time;

(4)   non-cash distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary) or debt securities issued by us or certain rights to purchase our securities;

(5)   distributions of cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up; in the event of a dividend or distribution to which this clause (5) applies, the conversion rate will be adjusted by multiplying the conversion rate by a fraction,

•	The numerator of which will be the “current market price” of our common stock and

•	The denominator of which will be the “current market price” of our common stock minus the amount per share of such dividend or distribution; and

(6)  payments by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the closing price per share of our common stock for each of the 10 consecutive trading days next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be adjusted by multiplying the base conversion rate by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the average of the closing price per share of our common stock for each of the 10 consecutive trading days next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the average of the closing price per share of our common stock for each of the 10 consecutive trading days next succeeding the expiration of the tender or exchange offer.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the trading day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

A “trading day” is any day on which the NYSE or, if our common stock is not listed for trading on the NYSE, the principal national securities exchange on which our common stock is listed, is open for trading or, if the applicable security is quoted on the NASDAQ National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

The “closing price” of our common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date on the principal national securities exchange on which our common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the NASDAQ National Market or otherwise as provided in the indenture.

In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or (4) above and which, in the case of clause (4), has a per share value equal to more than 15% of the closing price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case in a manner determined in accordance with the indenture.

No adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

If more than one event occurs requiring that an adjustment be made to the conversion rate for a given period, certain adjustments to the conversion rate shall be determined by our board of directors to reflect the combined impact of such conversion rate adjustment events during such period. Whenever conversion rate adjustments are required under the indenture, such adjustments shall be made to the conversion rate as may be necessary and appropriate to effectuate the intent of the indenture, and to avoid unjust or inequitable results, as determined in good faith by our board of directors.

In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, to the extent that we elect to deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to our existing and any future stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to any rights plan is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date of conversion. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

The indenture permits us to increase the conversion rate for a period of time from time to time.

For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See ”Material United States Federal Income Tax Considerations.”

If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

We will not be required to make an adjustment to the conversion rate unless the adjustment would result in a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate.

Upon determining that the holders are or will be entitled to convert their notes into shares of common stock in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.

Conversion Based On Common Stock Price

Holders may surrender notes for conversion into shares of our common stock in any calendar quarter commencing at any time after June 30, 2004, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter. Once the foregoing condition is satisfied for any one quarter, then the notes will thereafter be convertible at any time at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described above.

The “accreted conversion price” per share of common stock as of any day will equal the sum of the issue price of a note plus the accrued original issue discount to that day divided by the then applicable conversion rate.

The conversion trigger price per share of our common stock in respect of each of the first 28 calendar quarters following issuance of the notes is $37.75. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 120%. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter. The conversion trigger price per share for the calendar quarter beginning January 1, 2024 is $50.305. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate since the date of this prospectus.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender notes for conversion prior to maturity during the five business day period after satisfaction of the trading price condition. The trading price condition will be satisfied if during any five consecutive trading days ending at any time on or prior to March 2, 2019, the “trading price” per note for each day of that five trading day period was less than 98% of the product of the closing price of our common stock and the conversion rate; provided that if, on the day prior to any conversion pursuant to the trading price condition, the closing price of our common stock is greater than the accreted conversion price but less than or equal to 120% of the accreted conversion price upon any such conversion, you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock at our option with a value equal to the accreted principal amount of the notes plus accrued and unpaid cash interest and liquidated damages, if any, as of the conversion date. We refer to this amount as the “principal value conversion.” If you surrender your notes for conversion and it is a principal value conversion, we will give notice to the applicable holders no later than the first business day following the conversion date of our election to deliver shares of our common stock and/or cash. Any common stock delivered upon a principal value conversion will be valued at the greater of the accreted conversion price on the conversion date and the “applicable stock price” as of the conversion date. We will then deliver such common stock and/or cash to holders surrendering notes for conversion no later than the tenth business day following the applicable conversion date. The “applicable stock price” means, in respect of a conversion date, the average of the closing price per share of common stock over the five trading day period starting the third trading day following such conversion date.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $2.5 million principal amount at maturity of the notes in accordance with the procedures described below at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $2.5 million principal amount at maturity of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then for purposes of this section, the trading price per note will be deemed to be less than 98% of the product of the closing price of our common stock and the number of shares issuable upon conversion of such notes.

In connection with any conversion upon satisfaction of the above trading price conditions, the trustee shall have no obligation to determine the trading price of the notes, provided that we may request the Trustee to direct the bid solicitation agent to make such determination to obtain such bid quotation in accordance with the foregoing paragraph. We shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per note would be less than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of such note. At such time, we shall instruct the trustee to direct the bid solicitation agent to determine the trading price of the notes in accordance with the foregoing procedures beginning on the next trading day and on each successive trading day until the trading price per such note is greater than or equal to 98% of the product of the closing price of our common stock and the number of shares issuable upon conversion of such note.

Conversion Based on Redemption

A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion Upon Occurrence of Certain Corporate Transactions

If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until (but not including) the date that is 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note described above will be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person which the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction. If such transaction also constitutes a change in control of our company, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Change in Control Permits Holder to Require Us to Purchase Notes.”

Notwithstanding the foregoing, notes will not become convertible by reason of a merger, consolidation or other transaction effected with one of our direct or indirect subsidiaries for the purpose of changing our state of incorporation to any other state within the United States or the District of Columbia.

The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

Redemption of Notes at Our Option

No sinking fund is provided for the notes. Prior to March 2, 2007, we cannot redeem the notes at our option. Beginning on March 2, 2007, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of the notes.

If redeemed at our option, the notes will be redeemed at a redemption price equal to the following, plus accrued and unpaid interest and liquidated damages, if any:

•	Beginning on March 2, 2007 through March 1, 2008: 101.286% of the note issue price;

•	Beginning on March 2, 2008 through March 1, 2009: 100.964% of the note issue price;

•	Beginning on March 2, 2009 through March 1, 2010: 100.643% of the note issue price;

•	Beginning on March 2, 2010 through March 1, 2011: 100.321% of the note issue price; and

•	On or after March 2, 2011, 100% of the accreted principal amount of the notes.

The table below shows the redemption prices of a note on March 2, 2011, on each March 2 thereafter prior to maturity and at maturity on March 2, 2024 (assuming there is no accrued and unpaid interest or liquidated damages). In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional principal amount that has accrued on such note since the immediately preceding date in the table below.

Redemption Date	(1) Note Issue Price	(2) Total Accretion	(3) Redemption Price (1) + (2)
March 2,
2011	$747.62	$0.00	$747.62
2012	747.62	16.92	764.54
2013	747.62	34.21	781.83
2014	747.62	51.90	799.52
2015	747.62	69.99	817.61
2016	747.62	88.49	836.11
2017	747.62	107.41	855.03
2018	747.62	126.76	874.38
2019	747.62	146.54	894.16
2020	747.62	166.77	914.39
2021	747.62	187.46	935.08
2022	747.62	208.62	956.24
2023	747.62	230.25	977.87
At stated maturity	$747.62	$252.38	$1,000.00

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

Purchase of Notes by Us at the Option of the Holder for Cash

On the purchase dates of March 2, 2011, March 2, 2014, and March 2, 2019, we may, at the option of the holder, be required to purchase for cash, at the purchase price set forth below plus accrued cash interest and liquidated damages, if any, to the purchase date, all or a portion of such holder’s outstanding notes for which a written purchase notice has been properly delivered and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

The purchase price of a note will be:

•	$747.62 per note on March 2, 2011;

•	$799.52 per note on March 2, 2014; and

•	$894.16 per note on March 2, 2019.

The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date. See ”Material United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption or Repurchase of the Notes.”

We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their notes.

The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Holder to Require Us to Purchase Notes

In the event of a change in control of our company, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

We must purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest and liquidated damages, if any, on such note to such date of purchase.

Within 15 days after the occurrence of a change in control or, at our option, prior to such change in control but after it is publicly announced, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing the change in control;

•	the date (or expected date) of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate resulting from such change in control;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the notes to be delivered by the holder;

•	the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

In connection with any purchase offer in the event of a change in control, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

Under the indenture, a “change in control” of our company will be deemed to have occurred at such time as:

•	the adoption of a plan relating to our liquidation or dissolution;

•	occurrence of any “going private transaction” with respect to our common stock under Rule 13e-3 of the Securities Act;

•	any person or group (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) acquires in one or more transactions an amount of our common stock which is at the time great enough to result in our common stock being delisted from the principal United States national securities exchange (or the NASDAQ National Market) on which the shares are then listed;

•	any person or group (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), our company, its subsidiaries, their employee benefit plans, or any combination of the foregoing, becomes the beneficial owner of more than 50% of the aggregate voting power of our capital stock entitled generally to elect at least a majority of our directors, or

•	our company is consolidated with, or merged into, another person or such other person is merged into our company or all or substantially all of our and our subsidiaries’ assets, taken as a whole, are sold, leased, transferred, conveyed or otherwise disposed of (other than by way of merger or consolidation), in one or a series of related transactions, to any person or group (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) (in each case, other than a transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all capital stock of the continuing, surviving and/or acquiring corporation entitled to vote generally in the election of directors of such continuing, surviving and/or acquiring corporation immediately after such transaction).

A change in control will not be deemed to have occurred if, in the case of a merger or consolidation, 90% of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation otherwise constituting a change in control consists of shares of common stock, depositary receipts, ordinary shares or other certificates representing common equity interests traded on a U.S. national securities exchange or quoted on the NASDAQ National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depositary receipts, ordinary shares or other certificates representing common equity interests.

The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of MGI PHARMA. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the initial purchasers. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries’ outstanding indebtedness. In addition, the provisions of the indenture may not afford holders of the notes the right to require us to repurchase the notes in the event of a highly leveraged transaction or certain reorganization, restructuring, merger or other similar transactions (including, in certain circumstances, an acquisition of us by management or its affiliates) involving us that may adversely affect holders of the notes, if such transaction is not a transaction defined as a change in control.

No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

The following are events of default under the indenture:

•	default in the payment of any principal amount (including accrued original issue discount) at maturity or any redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

•	default in payment of any interest under the notes, which default continues for 30 days;

•	default in the delivery when due of all cash and any shares of common stock deliverable upon conversion with respect to the notes, which default continues for 15 days;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•

default in the payment of principal when due or resulting in acceleration of other indebtedness for borrowed money of MGI PHARMA or any significant subsidiary where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10,000,000 and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 20 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred;

•	certain events of bankruptcy, insolvency or reorganization affecting us; and

•	the pledge agreement ceases to be in full force and effect, or enforceable, prior to the expiration thereof in accordance with its terms.

A “significant subsidiary” is any subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X under the Securities Act as in effect on the date of the indenture.

If an event of default occurs, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest and liquidated damages through the date of occurrence of such event shall automatically become and be immediately due and payable without any further act by us, any holder or the trustee. At any time after a declaration of acceleration, the holders of a majority in aggregate principal amount at maturity of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

In the event of a payment or covenant default with respect to the notes, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce the payment of any amount due or the performance of such covenant or any other proper remedy. Under certain circumstances, the trustee may withhold notice to the holders of the notes of a default (except in the payment of principal or interest) if the trustee in good faith determines that withholding notice is in the best interest of such holders, and the trustee shall withhold such notice for certain defaults for a period of 30 days.

Obligations of Trustee

The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to such trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the trustee and to certain other conditions, the holders of a majority in aggregate principal amount at maturity of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on such trustee, with respect to the notes. However, the trustee may decline to act if the holders’ direction violates any law or the indenture, would unduly prejudice the right of other holders or would involve such trustee in personal liability.

No holder of any notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee or for any remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

•	the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received an inconsistent direction from the holders of a majority in principal amount at maturity of the outstanding notes within the 60 day period set forth below; and

•	the trustee has failed to institute the requested proceeding within 60 days of receipt of such notice.

However, a holder of any notes has an absolute right to receive payment of the principal (including accrued original issue discount) of and any interest on the notes on the due dates and to institute suit for the enforcement of any such payment.

Under the indenture we must furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture and as to any default in such performance.

Consolidation, Merger or Sale of Assets

The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease all or substantially all our property and assets to another person unless:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation, if other than us, assumes all our obligations under the notes, the indenture and the pledge agreement;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the notes, the indenture and the pledge agreement. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of our company, permitting each holder to require us to purchase the notes of such holder as described above. An assumption of our obligations under the notes and the indenture by such corporation might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

There is no precise, established definition of the term “all or substantially all of our property and assets” under applicable law and accordingly there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all our assets.

Modification

The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, our consent and the consent of the holders of each outstanding note is required to:

•	alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any note;

•	make any change that adversely affects the rights of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	except as otherwise permitted under “— Consolidation, Mergers or Sales of Assets,” consent to the assignment or transfer by MGI PHARMA of any of its rights and obligations under the indenture;

•	make any change to the obligation of MGI PHARMA to repurchase all or any part of the notes in the event of a change in control in accordance with “— Change in Control Permits Holder to Require Us to Purchase Notes,” including amending, changing or modifying any definitions with respect thereto;

•	impair the right to institute suit for the enforcement of any payment with respect to the notes or with respect to conversion of the notes;

•	modify the provisions of the indenture or the pledge agreement relating to the pledge of securities as contemplated under “— Security” above in a manner that adversely affects the interests of the holders of notes in any material respect;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes in any material respect; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Without the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to add a guarantor;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

•	to provide for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our property and assets;

•	to increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.

The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock and amounts of payments, if any, payable on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our or our agents’ calculations are final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Limitations of Claims in Bankruptcy

If a bankruptcy proceeding is commenced in respect of MGI PHARMA, the claim of a holder of a note is, under title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any unpaid cash interest and liquidated damages, if any, that has accrued from the date of issue to the commencement of the proceeding.

Global Notes; Book Entry; Form

We initially issued the notes in the form of a global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were designated by the initial purchasers. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those beneficial interests are effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or will not be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and are the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency and we do not appoint a successor depository or clearing agency within 90 days after receiving the notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

We have obtained the information in this section from sources we believe to be reliable, but neither we nor the initial purchasers take any responsibility for its accuracy.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association, is the trustee and the initial registrar, paying agent, bid solicitation agent and conversion agent under the indenture for the notes. The trustee may resign or be removed and a successor trustee may be appointed.

The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee under the indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indenture is permitted to engage in other transactions with us. However, if the trustee under the indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Common Stock

General.    On May 11, 2004, we announced a two-for-one stock split of our common stock. Shareholders received one additional share of common stock for each share of common stock held on the record date of June 2, 2004. The split shares began trading as such on June 10, 2004. All share and per share data for all periods presented in this prospectus have been restated to reflect this stock split. As of June 30, 2004, 70,576,368 shares of our common stock were outstanding, and 69,423,632 shares of common stock, $.01 par value, remain authorized and unissued. Subject to the prior rights of any class or series of preferred stock then outstanding, holders of common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends. Subject to any rights of any outstanding preferred stock, all voting rights are vested in the holders of common stock. Each share of common stock is entitled to one vote. Subject to the prior rights of any class or series of preferred stock then outstanding, in the event of our liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata any assets we may distribute to stockholders. Holders of common stock do not have any preemptive right to subscribe for additional securities that we issue. The outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

Shareholder Rights Plan.    Each share of our common stock has one preferred stock purchase right attached to it. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.10 per share, at a price of $200.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a rights agreement dated as of July 14, 1998, as amended on March 14, 2000, between MGI PHARMA and Wells Fargo (formerly Norwest) Bank Minnesota, N.A., as rights agent, a copy of which has been filed with the SEC and is publicly available. Because this summary is not complete, you should read the full text of the rights agreement, as amended, if you would like additional information.

In the event any person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of shares of our common stock having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is a beneficial owner of 15% or more of the outstanding common stock, we are acquired in certain mergers or other business combination transactions or 50% or more of our assets or earning power, taken as a whole, are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of shares of common stock of the acquiring company or, in certain cases, one of its affiliates, having a current aggregate market price equal to twice the current aggregate exercise price.

At any time after a person becomes the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding common stock, the board of directors may exchange all or part of the rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

At any time before a person has become the beneficial owner of 15% or more of the outstanding common stock, the board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock.

Minnesota Anti-Takeover Laws.    We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and deprive our shareholders of an opportunity to sell their shares at a premium over the market price.

In general, Section 302A.671 provides that a corporation’s shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock. Section 302A.673 does not apply if a committee of our board of directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed transaction or the interested shareholder’s acquisition of shares before the interested shareholder becomes an interested shareholder.

If a tender offer is made for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the tender offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of our board of directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.

Preferred Stock

Under our articles of incorporation, as amended, we are authorized without further shareholder action to issue up to 10,000,000 shares of preferred stock, $.10 par value, in one or more series, of which 1,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock pursuant to our shareholder rights plan. See “Description of Capital Stock — Common Stock — Shareholder Rights Plan.” For shares of any series of preferred stock, our board of directors may determine:

•	the number of shares and their designation or title;

•	rights as to dividends;

•	whether and upon what terms the shares will be redeemable;

•	the rights of holders upon the dissolution or distribution of our assets;

•	whether and upon what terms a sinking fund will be used to purchase or redeem the shares;

•	whether and upon what terms the shares may be converted;

•	the voting rights, if any, that will apply; and

•	any additional rights and preferences of the series.

Our Board of Directors could authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could delay, defer or prevent a change in control of MGI PHARMA. As of the date of this prospectus, there were no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, certain U.S. federal estate tax) consequences relating to the purchase, ownership, and disposition of the notes and common stock into which the notes may be converted. Except where noted, this summary deals only with notes and common stock held as capital assets. This summary does not address any state, local or foreign tax consequences. In addition, this summary does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes or common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•	alternative minimum tax consequences.

If a partnership holds notes or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes or common stock, you should consult your tax advisor.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein.

IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK IN LIGHT OF YOUR PARTICULAR SITUATION, AND REGARDING ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER JURISDICTION.

U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder. A “U.S. holder” means a beneficial owner of a note or common stock that is:

•	a citizen or resident alien individual of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The notes have original issue discount (“OID”) for U.S. federal income tax purposes, and accordingly, you will be subject to special rules relating to the accrual of income for such purposes. You generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method, as described below, regardless of your regular method of tax accounting. As a result, you will be required to include OID in income in advance of the receipt of cash attributable to that income.

The notes are treated as issued with OID equal to the excess of a note’s “stated redemption price at maturity” over its “issue price.” The issue price is the first price at which a substantial amount of notes were sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers). The stated redemption price at maturity of a note includes all payments of principal and cash interest on the note. Because the notes provide for payment of cash interest only through 2011, the cash interest will be included in the stated redemption price at maturity and accordingly taxed to you as part of the OID accrued on the note, as described below. That cash interest will not be again included separately in your gross income when accrued or paid, regardless of your method of accounting for tax purposes. In each year after 2010, you will recognize OID, regardless of whether you receive cash interest.

The amount of OID includible in your income is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which you hold the note (“accrued OID”). A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in that period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note’s adjusted issue price at the beginning of the accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the period. The “adjusted issue price” of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any payments of cash interest and principal made on such note.

Notes Purchased at a Premium

If your adjusted tax basis in a note immediately after purchase is greater than the adjusted issue price of the note but less than or equal to the note’s stated redemption price at maturity, you will be considered to have purchased the note at an acquisition premium. Under the acquisition premium rules, the daily portions of OID includible in your gross income will be reduced by a fraction, the numerator of which is the acquisition premium and the denominator of which is the excess of the sum of all amounts payable on the note after your purchase of the note over the note’s adjusted issue price.

Notes Purchased at a Market Discount

If you purchase a note for an amount that is less than its “revised issue price” as of the purchase date, an amount equal to the difference between your purchase price and the note’s revised issue price will be treated as market discount unless that difference is less than a specified de minimis amount. A note’s revised issue price is the note’s issue price, increased by the amount of OID that has accrued on the note and decreased by the amount of any payments already received with respect to the note. The amount of market discount is considered de minimis if it is less than .0025 of the note’s revised issue price multiplied by the number of complete years to the note’s maturity.

You will be required to treat any payment on the note, including payments of interest, and any gain recognized on the maturity or disposition of the note as ordinary income to the extent of the accrued market discount on the note. You may elect to include market discount in income currently over the life of the note. This election applies to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you do not elect to include market discount in income currently you will generally be required to defer deductions for interest expense on borrowings incurred to purchase or carry a note that exceeds the OID includible in your gross income for the taxable year, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which you held the note. Market discount will accrue on a straight-line basis unless you elect to accrue the market discount on a constant yield method.

Sale, Exchange, Redemption, Repurchase or other Disposition of Notes

You generally will recognize gain or loss upon the sale, exchange, redemption, repurchase or other disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption, repurchase or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will be equal to the amount paid for the note, increased by the amount of OID and market discount previously included in income (including in the tax year of disposition) and decreased by the amount of payments of cash interest and principal. Any gain or loss recognized on a disposition of the note will be capital gain or loss, except as discussed above with respect to market discount. If you are a noncorporate U.S. holder, including an individual, and have held the note for more than one year, capital gain will be subject to tax at a maximum rate of 15% through December 31, 2008. As of January 1, 2009 the maximum capital gains rate will revert to 20%. Your ability to deduct capital losses may be limited.

Conversion of Notes

You generally will not recognize any income, gain or loss upon the conversion of a note solely into common stock. If you receive cash in lieu of a fractional share of common stock, however, you will be treated as if you received the fractional share and we then redeemed the fractional share for cash. You will recognize gain or loss equal to the difference between the cash received and the portion of your basis in the stock attributable to the fractional share. Your aggregate basis in the common stock received (including any fractional share deemed received) will equal your adjusted basis in the note. Your holding period for the stock will include the period during which you held the note.

If you receive solely cash upon the conversion of a note, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in the note. Such gain or loss will be capital gain or loss. As discussed above under “Sale, Exchange, Redemption, Repurchase or other Disposition of Notes,” long-term capital gain of a noncorporate U.S. holder will be subject to a reduced rate of taxation. Your ability to deduct capital losses may be limited.

If you receive a combination of cash and common stock upon a conversion (and such cash is not merely received in lieu of a fractional share of common stock), you will be required to recognize gain in an amount equal to the lesser of (i) the cash received (other than cash attributable to accrued and unpaid interest) or (ii) the excess of the fair market value of the common stock and cash (other than cash attributable to accrued and unpaid interest) received upon conversion over your adjusted tax basis in the note at the time of conversion. You generally will not be permitted to recognize any loss realized upon such a conversion. Your tax basis in the common stock received will be the same as your tax basis in the note, reduced by the amount of cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain recognized (other than gain recognized with respect to a fractional share).

Constructive Dividends

The conversion price of the notes will be adjusted in certain circumstances as described in the section titled “Description of the Notes — Conversion Rights.” Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a taxable deemed distribution to you. Any deemed distribution to you will be subject to U.S. federal income tax in the same manner as an actual distribution received by you, as described under “Dividends on Common Stock” below.

For example, if at any time we make a distribution of property to holders of our common stock that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the provisions of the notes dealing with adjustment of the conversion price, the conversion rate of the notes is increased, this increase may be deemed to be the payment of a taxable dividend (to the extent of our current or accumulated earnings and profits) to the holder of the note. However, in general, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not be so treated. In certain circumstances the failure to make an adjustment to the conversion price could result in a payment of a deemed dividend to the holder of a note.

You should carefully review the conversion rate adjustment provisions and consult your own tax advisors with respect to the tax consequences of any such adjustment (or failure to make an adjustment).

Dividends on Common Stock

If, after you convert a note into common stock, we make a distribution of cash or other property with respect to that stock, the distribution will be treated as a dividend to the extent that it is paid from our current or accumulated earnings or profits, as determined for U.S. federal income tax purposes. If you are a noncorporate U.S. holder, including an individual, and provided you hold the common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, a dividend will be taxable to you at a maximum rate of 15% through December 31, 2008. As of January 1, 2009, dividends will once again be taxable at ordinary income rates. If the distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a corporation, you may be able to claim a deduction for a portion of any distribution received that is considered a dividend.

Sale or Other Disposition of Common Stock

You will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you receive and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. If you are a noncorporate U.S. holder, including an individual, and have held the stock for more than one year, such capital gain will be subject to tax at a maximum rate of 15% through December 31, 2008. As of January 1, 2009 the maximum capital gains rate will revert to 20%. Your ability to deduct capital losses may be limited.

Non-U.S. Holders

The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder. The term “non-U.S. holder” means a holder of a note or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. You should consult your own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payment of Interest

The 30% U.S. federal withholding tax will not apply to any payment to you of interest (including OID) on a note provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (and OID) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business or, if a tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Constructive Dividends

Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive distribution as a result of an adjustment (or a failure to make an adjustment) in the conversion price of the notes (see “U.S. Holders — Constructive Dividends” above). Any such constructive distribution will be treated in the same manner as an actual distribution received by you, as discussed above under “Dividends on Common Stock,” below. We intend to deduct U.S. federal withholding tax with respect to any such constructive dividend from cash interest or other payments on your notes. You should consult your own tax advisors as to whether you can obtain a refund for all or a portion of any tax withheld with respect to constructive dividends.

Dividends on Common Stock

Any dividends paid to you with respect to our common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable treaty rate). If you are a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate, you are required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Repurchase or Redemption of Notes or Common Stock

Any gain realized upon the sale, exchange, repurchase, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you, or if a tax treaty applies, attributable to a U.S. permanent establishment;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are a non-U.S. holder whose gain is described in the first or third bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rates. If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

We believe that we are not and we do not anticipate that we will become a U.S. real property holding corporation for U.S. federal income tax purposes. However, there can be no assurance that we will not become a U.S. real property holding corporation in the future.

U.S. Federal Estate Tax

If you are a non-U.S. holder and are also not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, the U.S. federal estate tax will not apply to notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury regulations) and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. If you are an individual, you should consult with your tax advisors before considering an investment in the notes.

Information Reporting and Backup Withholding

If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest on the notes, dividends paid on the common stock, and the proceeds of sale of a note or share of common stock unless you are an exempt recipient (such as a corporation). Backup withholding tax at a rate of 28% will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “Non-U.S. Holders — Payment of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld, if any, with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in March 2004 to the initial purchasers. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. The securities are being registered to permit public secondary trading of the securities, and the selling securityholders may offer the securities for resale from time to time. See “Plan of Distribution.” The following table lists the selling securityholders and sets forth certain information regarding the beneficial ownership of common stock of each selling securityholder as well as the number of shares and the principal amount of notes each selling securityholder may sell pursuant to this prospectus. There currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock or notes by the selling securityholders. None of the selling securityholders has held any position or office, or has had any material relationship, with us within the last three years.

Name	Principal Amount at Maturity of Notes Beneficially Owned Prior to this Offering and that May Be Sold (In Thousands)(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)(2)(3)	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)(2)(3)	Number of Shares of Common Stock Beneficially Owned After Completion of this Offering(8)	Percentage of Shares of Common Stock Outstanding After Completion of this Offering(8)(9)
Alexandra Global Master Fund, LTD	$17,000	403,991	403,991	0	0%
Bear, Stearns & Co. Inc.	1,250	29,705	29,705	0	0
CNH CA Master Account, LP	2,500	59,410	59,410	0	0
FrontPoint Convertible Arbitrage Fund, LP	2,500	59,410	59,410	0	0
Grace Convertible Arbitrage Fund, LTD	10,500	249,524	249,524	0	0
Institutional Benchmarks Master Fund c/o Alexandra Investment Mgt. LLC	3,000	71,292	71,292	0	0
Mainstay Convertible Fund	4,785	316,311	113,711	202,600	0.3
Mainstay VP Convertible Fund	2,700	266,763	64,163	202,600	0.3
New York Life Insurance Company (Post 82)	5,240	327,124	124,524	202,600	0.3
New York Life Insurance Company (Pre 82)	2,405	259,752	57,152	202,600	0.3
New York Life Separate Account #7	86	204,643	2,043	202,600	0.3
SAC Capital Associates, LLC	9,500	264,477	225,759	38,718	0.05
St. Thomas Trading, LTD	10,786	256,320	256,320	0	0
White River Securities LLC	1,250	29,705	29,705	0	0
Piper Jaffray & Co.	2,000	47,528	47,528	0	0
Highbridge International LLC	28,000	665,397	665,397	0	0
Mellon HBV Master Leveraged Multi-Strategy Fund LP	31	736	736	0	0
Mint Master Fund LTD	110	2,614	2,614	0	0
Mellon HBV Master Convertible Arbitrage Fund	580	13,783	13,783	0	0
Mellon HBV Master Multi-Strategy Fund LLC	279	6,630	6,630	0	0
Man Convertible Bond Master Fund, LTD	7,464	177,375	177,375	0	0
Putnam Convertible Income — Growth Trust	5,350	127,138	127,138	0	0
Goldman Sachs & Company	1,000	77,946	23,764	54,182	0.08
The Northwestern Mutual Life Insurance Company	2,000	47,528	47,528	0	0
Silverback Master, LTD	15,000	356,463	356,463	0	0
Salomon Brothers Asset Management Inc.(4)	41,000	974,332	974,332	0	0
Mohican VCA Master Fund	1,140	27,091	27,091	0	0
JP Morgan Securities Inc.	19,500	464,401	463,401	1,000	0
Ritchie Convertible Arbitrage Trading	860	20,437	20,437	0	0
Morgan Stanley Convertible Securities Trust	1,700	40,399	40,399	0	0
Fidelity Financial Trust: Fidelity Convertible Securities Fund(5)	32,400	769,960	769,960	0	0
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund	2,450	58,222	58,222	0	0
McMahan Securities Co. LP	2,400	57,034	57,034	0	0

Name	Principal Amount at Maturity of Notes Beneficially Owned Prior to this Offering and that May Be Sold (In Thousands)(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)(2)(3)	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)(2)(3)	Number of Shares of Common Stock Beneficially Owned After Completion of this Offering(8)	Percentage of Shares of Common Stock Outstanding After Completion of this Offering(8)(9)
Newport Alternative Income Fund	$1,690	40,161	40,161	0	0%
Silvercreek Limited Partnership	7,000	166,349	166,349	0	0
Silvercreek II Limited	4,310	102,423	102,423	0	0
Credit Suisse First Boston Europe LTD(6)	30,000	712,926	712,926	0	0
Harbert Convertible Arbitrage Master Fund II, LTD	3,000	71,292	71,292	0	0
Harbert Convertible Arbitrage Master Fund, LTD	27,100	644,009	644,009	0	0
DBAG London	11,500	273,288	273,288	0	0
OTHER UNIDENTIFIED SELLING SECURITYHOLDERS(7)	26,634	NA	632,951	NA	NA

TOTAL	$348,000	NA	8,269,940	NA	NA

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, including the two-for-one stock split effective for all shares of our common stock held of record as of June 2, 2004.
(2)	The table sets forth, to our knowledge, certain information about the selling securityholders as of August 25, 2004. Except as otherwise indicated, the number of shares owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to and after this offering has been given to us by the selling securityholders. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling securityholder.
(3)	Assumes conversion of all the holder’s notes at a conversion rate of 23.7642 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing price of our common stock on the trading day immediately preceding the conversion date.
(4)	Number of shares owned represents 1.4% of our outstanding shares as of August 25, 2004.
(5)	Number of shares owned represents 1.1% of our outstanding shares as of August 25, 2004.
(6)	Number of shares owned represents 1.0% of our outstanding shares as of August 25, 2004.
(7)	All selling securityholders currently known to us are listed in the table. Information about other unidentified securityholders will be set forth in supplements or amendments to the prospectus, as required.
(8)	Assumes sales of all shares to be sold pursuant to this prospectus.
(9)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 70,691,698 shares of common stock outstanding as of August 25, 2004. In calculating this amount, shares owned by a holder prior to this offering are included with the number of shares of common stock issuable upon conversion of that holder’s notes. In addition, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume conversion of any other holder’s notes.

When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table above, as well as donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments as permitted by the applicable rules of the SEC.

PLAN OF DISTRIBUTION

We are registering the securities on behalf of the selling securityholders. The selling securityholders may sell the securities from time to time at fixed prices that may be changed, at prices and on terms then prevailing, at prices related to the then current market price or in negotiated transactions. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling securityholders will offer and sell the securities to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the securities. We will bear all costs, expenses and fees in connection with the registration of the selling securityholders’ securities. Brokerage commissions, underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the securities will be borne by the selling securityholders.

The securities may be sold in one or more of the following transactions:

•	block trades, where a broker or dealer will try to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions where a broker or dealer acts as principal and resells the securities for its account pursuant to this prospectus;

•	exchange distributions in accordance with the rules of such exchange;

•	in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	the writing of options;

•	through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

The securities may also be sold through long or short sales, put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the securities, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling securityholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling securityholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling securityholders, or other bona fide owner of the securities, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling securityholders, brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

In connection with sales of the notes or common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers and other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or common stock in the course of hedging their positions. The selling securityholders may also sell the notes or common stock short and deliver notes or common stock to close out short positions, or loan or pledge notes or common stock to broker-dealers that may in turn sell the notes or common stock.

Upon notification to us by a selling securityholder that any material arrangement has been entered into with a broker or dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating brokers or dealers, (ii) the amount of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be required.

There can be no assurance that any selling securityholder will sell any or all of the securities pursuant to this prospectus. In addition, all or any portion of the securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of securities by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We do not intend to apply for listing of the notes on any securities exchange or for quotation through NASDAQ. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. A description of the risks associated with this is described above under the heading “Risk Factors — Risks Related to the Notes and Our Common Stock — A market may not develop for the notes.”

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	our Current Reports on Form 8-K filed on January 7, 2004; February 6, 2004; February 25, 2004; February 26, 2004; March 3, 2004; March 4, 2004; May 11, 2004;, July 14, 2004, and our amended Current Report on Form 8-K/A filed on August 27, 2004; and

•	the description of our common stock and preferred stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

Any statements made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, for so long as any of the notes remain outstanding and during any period in which we are not subject to Section 13 or Section 15(d) of the Exchange Act, we will make available to any prospective purchaser or beneficial owner of the securities in connection with the sale thereof that information required by Rule 144A(d)(4) under the Securities Act. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.

You may request, and we will provide at no cost, a copy of our filings with the SEC incorporated by reference in this prospectus. Requests for documents should be directed to Eric Loukas, at MGI PHARMA, Inc., 5775 West Old Shakopee Road, Suite 100, Bloomington, MN 55437, (952) 346-4700. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this document.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements and schedule of MGI PHARMA, INC. as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.